UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05003703

February 3, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/3/2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letters dated December 10, 2004 and January 27, 2005 concerning the shareholder proposal submitted to GE by the United Association S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 19, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

RECD S.E.C.
FEB - 4 2005
1086

Enclosures

PROCESSED
APR 12 2005
THOMSON
FINANCIAL

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, NW
Washington, DC 20001

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of United Association S&P 500 Index Fund*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from United Association S&P 500 Index Fund (the "Proponent"). The Proposal requests that GE prepare and issue a statement that provides information relating to, among other things, the elimination of jobs within the Company and specifies certain information that should be included in this report. The Proposal and related correspondence are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

THE PROPOSAL

The Proposal requests that GE "prepare and issue a Job Loss and Dislocation Impact Statement ('Impact Statement') that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions." The Proposal indicates that the Impact Statement should specifically address the following:

"1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management."

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our view that the Proposal may be excluded under:

I. Rule 14a-8(i)(7) because the Proposal deals with matters related to GE's ordinary business operations; and

II. Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is vague and indefinite.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to GE's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of shareowner proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareowner proposals. Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion and *termination of employees*" (*emphasis added*). The Commission stated that the other consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested report relates to ordinary business matters: specifically, management decisions regarding termination of employees and the evaluation of costs and risks from particular business activities.

A. *The Proposal Involves Ordinary Business Matters Because It Relates to Employment Decisions and Employee Relations.*

Among the things specifically to be addressed in the Impact Statement is "the elimination of jobs within the Company ... over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination and job relocation decisions are made." This and other aspects of the Proposal implicate the type of fundamental and complex matters that are not proper for shareowner proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) concurring that proposals addressing employment decisions and employee relations, including the termination of employees, constitute ordinary business matters.

Most recently, in *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal requested that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employment decisions and employee relations." The *IBM* letter is only the most recent in a long line of letters where the Staff has concurred that Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) allows for the exclusion of proposals relating to the elimination of jobs. For example, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred with the exclusion of a proposal that requested the establishment of a "Shareholder Value Committee," the purpose of which was to suggest "mechanisms" to increase shareholder value. Under this proposal, one such "mechanism" was "possible reductions in staff." In its response, the Staff noted that the "possible staff reductions" mechanism and another specified example provided in the proposal related to ordinary business operations and thus agreed with exclusion of the proposal. Similarly, in *Merck & Co., Inc.* (avail. Feb. 9, 2001), the Staff concurred that the company could exclude a proposal requesting that the company, among other things, dismiss certain senior members of the company's scientific staff. The Staff concurred that the proposal implicated ordinary business matters because it related to "the decision to dismiss employees." *See also Mobil Corporation* (avail. Jan. 26, 1993) (Staff concurred that a proposal requesting that the company adopt various policies relating to its downsizing activities could be excluded as ordinary business because it related to the management of the workplace and general compensation issues); *United Technologies Company* (avail. Feb. 19, 1993) (Staff concurred that a proposal related to employee hiring and firing could be excluded as ordinary business); *Ford Motor Company* (avail. Mar. 5, 1975) (Staff concurred that a proposal requesting that company layoffs "not be exclusive to the lower echelon" could be excluded as ordinary business).

As with each of the precedent cited above, the Proposal addresses job elimination measures since it requests that the Impact Statement address "the elimination of jobs within the Company ... over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination ... decisions are made." Thus, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on the Costs of Ordinary Company Operations.

The Proposal also states that the Impact Statement should specifically address "the estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years." This element of the Proposal does not address any significant policy issue, but instead implicates only the financial consequences, risks and benefits arising from GE's workforce decisions. The Supporting Statement explicitly acknowledges that this is the intent of the Proposal, stating, "[w]e seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions."

It is well established that a proposal seeking detailed information on a company's assessment of financial risks and benefits of particular aspects of the company's operations does not raise a policy issue and instead delves into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Company* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that it related to an evaluation of risks and liabilities. Similarly, in *American International Group, Inc.* (avail. Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board to review and report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits. In both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), the Staff concurred with the exclusion of shareowner proposals that requested a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases] and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." *See also The Mead Corporation* (avail. Jan. 31, 2001) (excluding proposal related to a request for an economic or financial report of the company's environmental risks); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding proposal related to a request for a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years). In each of these precedents, the Staff has concurred that proposals were excludable under Rule 14a-8(i)(7) when they related to the evaluation of economic risks and benefits. Because the Proposal here calls for a report on the costs and benefits of a particular action—job elimination or relocation actions taken by GE over the past five years—it too is excludable under Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That it Distinctly Addresses Ordinary Business Matters.

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). We recognize that the Staff has concluded that certain employment-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareowner value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, while we are aware that the Staff has, in some instances, determined that proposals addressing the offshore relocation of jobs are not excludable under Rule 14a-8(i)(7), *see General Electric Company* (avail. Feb. 3, 2004) and *Sprint Corp.* (avail. Feb. 5, 2004), we do not believe that it is necessary to consider whether that aspect of the Proposal (*i.e.,* paragraph 2 in the itemized description of the Impact Statement) raises a significant policy issue, because the Proposal here also addresses the ordinary business issue of job loss or job elimination as a distinct and separate element. For example, the first paragraph of the resolution describes the proposed Impact Statement as providing information "relating to the elimination of jobs within the Company *and/or* the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts *or* offshore relocation actions" (emphasis supplied). Likewise, the itemized description of the Impact Statement in the Proposal addresses job loss as a separate event from job relocation, and calls for information on each.[1] Thus, regardless of whether the part of the Proposal addressing relocation of jobs to foreign countries is considered to implicate a significant policy issue, under well-established precedent, the entire proposal may be excluded because—as analyzed above—it also addresses ordinary business matters under Rule 14a-8(i)(7). In this respect, the recent *IBM* letter again is directly on point. As noted above, in *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal addressing both job loss and the possible transfer of work to "lower wage countries" was deemed excludable because the issue of job loss relates to ordinary business matters within the scope of Rule 14a-8(i)(7).

---

[1] For example, the Proposal requests that the Impact Statement address "[t]he total number of jobs and the type of jobs eliminated in the past five years *or* relocated to foreign countries in the past five years" and "[t]he estimated or anticipated cost savings associated with the job elimination *or* relocation actions taken by the company over the past five years" (*emphasis added*).

Likewise, the fact that one of the items that the Proposal requests GE to report on relates to executive compensation[2] does not remove the Proposal from the scope of Rule 14a-8(i)(7). The Staff consistently has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal also addresses ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors take into account increases in the percentage of employees covered by the company's medical health insurance plan in determining senior executive compensation. In agreeing with exclusion of the proposal, the Staff noted "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Associated Estates Realty Corporation* (avail. Jan. 10, 2000) (permitting the exclusion of a proposal regarding CEO compensation and the institution of a "business plan" that would include the "disposition of non-core businesses and assets," which the Staff concurred related, in part, to ordinary business operations (e.g., the disposition of non-core businesses and assets)). As discussed above, this prong of the Proposal does not affect the fact that the Proposal fundamentally addresses job loss and job termination decisions and that another prong of the Proposal addresses an assessment of economic costs and benefits. *See E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items implicated ordinary business matters).

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding employment decisions and employee relations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

II. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

---

2 The Proposal provides that the Impact Statement should address "[t]he effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management."

The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

In requesting information regarding the "elimination of jobs within the Company," the Proposal is inherently vague and indefinite as to whether it is referring to *individual employee* termination decisions, even if another person is thereafter hired to fill the terminated employee's position, or whether it is concerned with the elimination of job *positions* (*i.e.,* downsizing). The extent of work that would be required to implement the Proposal, the content of the Impact Statement, and any information that could be drawn from the Impact Statement, would vary widely depending on how the topic "the elimination of jobs" is interpreted. Because shareowners voting on the Proposal may have different interpretations in mind and because GE would not know what actions would be necessary to implement the Proposal, this fundamental ambiguity makes the Proposal excludable under Rule 14a-8(i)(3).

In addition, the Proposal is vague and indefinite with respect to its reference to "U.S.-based jobs." As GE is a global company selling products and services around the world, the concept of a "U.S.-based job" has no clear meaning, because the Proposal does not indicate how to determine where a job is "based." For example, the determination could depend upon where consumers of a product are located, where management of a line of business resides, or even where a line of business was first conceived. Alternatively, the term could refer to a position that at some time (but the Proposal does not indicate whether that time is the present, five years ago, or any moment within the past five years) was filled by a person resident in the United States (regardless of that employee's citizenship), or by a citizen of the United States (regardless of where that person was residing). At an extreme, because the ultimate parent company of the entity that employs all of GE's employees is incorporated and managed from the United States, all GE employees could be considered to have U.S.-based jobs. In short, the Proposal is entirely unclear as to what types of jobs would be the subject of the Impact Statement. The concept of "U.S.-based jobs" is integral to the Proposal, and, as such, its ambiguity results in the Proposal being inherently vague and indefinite.

On prior occasions, the Staff has permitted companies to exclude proposals requesting a report when the proposal failed to include any description of the substantive standards to be used in assembling the report. *See, e.g., Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting that management "prepare a report based upon the Global Reporting Initiative" and that did not contain any definition or description of the Global Reporting Initiative was excludable under Rule 14a-8(i)(3)); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" and that did not contain any description of the substantive provisions of the Glass Ceiling Report was excluded as vague and indefinite under Rule 14a-8(i)(3)). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). Given the ambiguities in the Proposal discussed above, both shareowners voting for the Proposal as well as GE would be unclear as to what information would be covered by the Impact Statement. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable, or, alternatively, must be revised, under Rule 14a-8(i)(3).

The Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992). As noted above, the Proposal is so vague in its reference to key elements of the report that it would require GE to produce that it would impossible for GE to implement it. Because it would be impossible for GE to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller EAI

ROM/deh

Enclosure

cc: Thomas J. Kim, General Electric Company
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada

70303391_3.DOC

EXHIBIT A

PROXYVOTE PLUS, LLC

2 NORTHFIELD PLAZA • NORTHFIELD, IL 60093
(847)501-4035 • F(847)501-2942

Tom Kim
B. Teel

FACSIMILE TRANSMITTAL SHEET

TO: Mr. Benjamin W. Heineman, Jr.	FROM: Craig Rosenberg
COMPANY:	DATE: 11/09/2004
FAX NUMBER: 203-373-3922	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

☐ URGENT ☐ FOR REVIEW ☑ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

PROXYVOTE PLUS

November 9, 2004

VIA FACSIMILE: 203-373-3922

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Co.
3135 Easton Turnpike
Fairfield, Ct 06828

Re: Shareholder Proposal

Dear Mr. Heineman:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Co. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of General Electric ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of

thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

(19)

November 12, 2004

VIA FACSIMILE: 203-373-3922

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Co.
3135 Easton Turnpike
Fairfield, Ct 06828

Re: Shareholder Proposal

Dear Mr. Heineman:

National City Bank is the record holder for 837,060 shares of General Electric Co. ("Company") common stock held for the benefit of the United Association S&P 500 Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at (216)-222-9587.

Sincerely,

Mr. Gary Cantrell
Vice President, Taft Hartley Services

cc. Mr. William Zitelli
Mr. Sean O'Ryan
Mr. Craig Rosenberg

Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

November 16, 2004

By Federal Express
ProxyVote Plus
Mr. Craig Rosenberg
Two Northfield Plaza
Northfield, IL 60093

Re: Shareowner Proposal

Dear Mr. Rosenberg:

We received your November 9, 2004 letter on November 9, 2004.

Your letter does not contain any indication from the United Association S&P 500 Index Fund (the "Fund") that it has authorized ProxyVote Plus to submit the shareowner proposal on its behalf. Consequently, we are unable to establish that the proposal has been submitted by a shareowner of GE. Please provide us with a written statement from the Fund that it has authorized you to submit the shareowner proposal on its behalf.

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that the shareowner must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date it submits the proposal. We are sending you this letter to notify you that we have not received the Fund's required proof of ownership.

To remedy this defect, you must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof may be in the form of:

- a written statement from the "record" holder of the shares (usually the broker or a bank) verifying that, at the time the shareowner submitted this proposal, the shareowner continuously held the shares for at least one year; or

- if the shareowner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the shareowner's ownership level and the shareowner's written statement that it has continuously held the required number of shares for the one-year period.

Under the SEC's rules, your or Mr. O'Ryan's response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 16, 2004 by Federal Express.

Thank you.

Very truly yours,

Thomas J. Kim

Enclosure
Cc w/ encl:

United Association of Journeymen and Apprentices
of the Plumbing and Pipe Fitting Industry
of the United States and Canada
Attn: Mr. Sean O'Ryan
901 Massachusetts Ave., N.W.
Washington, D.C. 20001

PROXYVOTE PLUS

January 19, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to General Electric Company's Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Index Fund (the "Fund") hereby submits this letter in reply to General Electric Company's ("GE" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal if it relates to a company's "ordinary business" operations. In the Final Rule: Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998) the Securities and Exchange Commission announced that it was reversing its position in order to allow employment-related shareholder proposals raising social policy issues to be included in companies' proxy materials. The Commission noted that "[o]ver the years, the Division [of Corporation Finance] has reversed its position on the excludability of a number of types of proposals," including plant closings and executive compensation matters. It stated:

> Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. [] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest

> among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues. (footnote omitted)

The Fund submitted the shareholder proposal requesting that the Company prepare a Job Loss and Dislocation Impact Statement ("Impact Statement") in order to gain for itself and other shareholders a better understanding of the process by which the Company determines it should eliminate positions in the U.S. while outsourcing those positions to other countries. The Proposal specifically seeks to ascertain who is involved in that process, how that process is justified; e.g., projected cost savings; what, if any, study of the impact of such decisions is made; and, importantly, how senior executive compensation is impacted by such decisions.

The Company does not deny, nor, we contend, could one reasonably suggest that the issue of outsourcing jobs does not raise a significant social policy issue. The issue of outsourcing has prompted a great public debate, commanding tremendous media and public attention, as well as that of economists, academics, and politicians. It was a major topic in the most recent federal elections.

In Release No. 34-40018 the Commission noted that the policy underlying the ordinary business exclusion rested on two central considerations: first, that some tasks were so fundamental to management's ability to run a company on a day-to-day basis that they could not be subjected to shareholder oversight, such as hiring, promoting, or terminating employees and, second, that shareholders should not be allowed to seek to "micromanage" the company. In regard to the first consideration, the Commission specifically stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues" would not be excludable. In regard to the second consideration, that shareholders not seek to "micromanage" the Company, the Commission had this to say:

> More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. . . Some commenters thought that the examples cited seemed to imply that all proposals seeking detail . . . necessarily amount to 'ordinary business.'[] We did not intend such an implication. . . [P]roposals may seek a reasonable level of detail without running afoul of these considerations.[] (footnotes omitted)

Rather than argue that the outsourcing of jobs and its effect on executive compensation does not raise a significant social policy issue, the Company claims that the proposal seeks overly detailed information, some of which purportedly invokes general business matters. We respectfully submit such is not the case. Shareholders have every right to review the type of information requested in the Impact Report.

The Fund submitted the Proposal to the Company because it has been identified as a leading outsourcing company. The study cited in the Supporting Statement of the

Proposal, entitled "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," published by the Institute for Policy Studies and United for a Fair Economy, August 31. 2004, identifies the Company as one of the fifty leading services-outsourcing companies in the U.S. for 2003. The report discusses the widespread concerns over outsourcing U.S. jobs. It notes that even as hundreds of thousands of U.S. jobs have been outsourced, with millions more projected over the next decade, senior executives receive enormous pay packages. It also notes that the disparity between the pay of rank-and-file workers and CEOs continues to expand.

The Fund submitted the proposal to this company because it has been identified as a leading outsourcer of U.S. Jobs. The Impact Report requests that the Company provide shareholders reasonable insight into this process. Typically, the decision to outsource jobs is justified by discussing the savings that result; the Report requests information on whether, in fact, projected savings actually resulted. Compensation Committee Reports often extol the outstanding performance of management in overseeing the company and the benefits that accrue to shareholders as a result. The Report requests a description of what compensation incentives senior management is provided to eliminate and relocate jobs, including specifically the impact such decisions have on annual bonuses or long-term equity compensation.

Unlike many of the cases cited by the Company in its request for no-action relief, our Proposal does not seek to micromanage the Company either by prohibiting – or for that matter encouraging – such job cuts and outsourcing of jobs. It does not tell the Company it should not close a particular call center and move it to another country, nor that certain employees cannot be – or should be – terminated. The essence of the Proposal is our Fund's desire to learn more about the manner in which the Company makes these significant decisions about cutting costs by eliminating and outsourcing jobs while rewarding other employees – senior management – for successfully doing so. Unlike *The Walt Disney Company* (Dec. 15, 2004), the thrust and focus of our proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs. As in *General Electric Company* (Feb. 3, 2004), which urged the board to establish an independent committee to report on damage to GE's brand name and reputation in the U.S. as a result of outsourcing and offshoring of work to other countries, the Impact Report the Fund requests is appropriate and one to which shareholders are entitled.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i) (3 and 14a-8(i)(6)).

The Proposal is neither vague nor indefinite and the Company should not be allowed to exclude the Proposal under Rules 14a-8(i)(3) and (6). The Proposal clearly relates to the relocation of job positions from the U.S. to other countries. One could not reasonably read the Proposal as requesting information concerning the termination of a particular individual employee nor is the term U.S.-based job vague. The Company endeavors to create confusion where none exists. When a company closes a plant or a call center that is operating in the U.S., and eliminates 1,000 jobs as a result, then proceeds to open a facility doing that work in another country, it has eliminated 1,000 U.S. based jobs. To the extent that another definition of U.S.-based jobs is appropriate, the Company has discretion in implementing this precatory proposal to provide an appropriate definition.

We respectfully submit that the Company has failed to satisfy its burden of persuasion under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (6) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Sincerely,

Craig Rosenberg

cc: Ronald O. Mueller, Esq.
Mr. Sean O'Ryan, United Association

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 27, 2005

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY AND FACSIMILE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *General Electric Company*
Supplemental Letter regarding Shareowner Proposal of
United Association S&P 500 Index Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, General Electric Company ("GE"). On December 10, 2004, we informed you that GE intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting a shareowner proposal and a statement in support thereof (the "Proposal") received from the United Association S&P 500 Index Fund (the "Proponent"). Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with matters relating to GE's ordinary business operations and Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is vague and indefinite.

We write to supplementally respond to correspondence dated January 19, 2005, from ProxyVote Plus on behalf of the Proponent regarding the Initial Letter (the "Proponent's Response"). The Proponent's Response attempts to counter GE's arguments that the Proposal is excludable under Rule 14a-8(i)(7) by recharacterizing the Proposal as addressing only outsourcing and executive compensation. However, we respectfully believe that the Proponent's Response does not accurately address all aspects of the Proposal. Specifically, the Proponent states, "The essence of the Proposal is our Fund's desire to learn more about cutting costs by eliminating and outsourcing jobs while rewarding other employees – senior management – for successfully doing so." This characterization ignores the fact that the Proposal consistently addresses two distinct issues: "the elimination of jobs within the Company" and "the relocation of U.S.-based jobs by the Company to foreign countries." The Proposal repeatedly addresses these two topics separately.

Specifically, the Proposal requests that GE "prepare and issue a Job Loss and Dislocation Impact Statement ('Impact Statement') that provides information relating to the elimination of jobs within the Company *and/or* the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts *or* offshore relocation actions." Among the other things that the Proposal specifically indicates should be addressed include: (i) "The total number of jobs and the type of jobs eliminated in the past five years *or* relocated to foreign countries in the past five years," and (ii) "The estimated or anticipated cost savings associated with the job elimination *or* relocation actions taken by the company over the past five years." (*emphasis added*)

The Proposal's request for a report on the distinct issue of job elimination renders the Proposal excludable under Rule 14a-8(i)(7). We believe that it is notable that the Proponent's Response does not address this aspect of the Proposal and does not attempt to distinguish the precedent cited in our Initial Letter. Nevertheless, because the Proposal addresses "the elimination of jobs within the Company," it implicates ordinary business matters regardless of whether a separate aspect of the Proposal may be deemed to raise significant policy issues. The Commission's Release accompanying the 1998 amendments to Rule 14a-8 specifically stated that proposals addressing "the management of the workforce, such as the hiring, promotion and *termination of employees*" are not proper subjects for shareowner proposals. Release No. 34-40018 (May 21, 1998) (*emphasis added*). That this aspect of the Proposal results in it being excludable under Rule 14a-8(i)(7) is demonstrated by the letter issued to *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004) – concurring that under Rule 14a-8(i)(7) the company could exclude a proposal requesting that its board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries" – and by each of the other precedent cited in our Initial Letter.[1] The Staff also has

[1] *See Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters); *E*Trade Group, Inc.* (avail. Oct. 31, 2000) (concurring with exclusion of a proposal that requested the establishment of a "Shareholder Value Committee," the purpose of which was to suggest "mechanisms" to increase shareholder value because one such "mechanism" was "possible reductions in staff"); and *Merck & Co., Inc.* (avail. Feb. 9, 2001) (Staff concurred that the company could exclude a proposal that, among other things, implicated "the decision to dismiss employees").

consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters regardless of whether a separate aspect of the proposal also addresses significant, non-ordinary matters. *See, e.g., General Electric Company* (avail. Feb. 10, 2000) (concurring that GE could exclude a proposal under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods).

The Proponent's Response also fails to address or rebut an additional basis raised in our Initial Letter that we believe exists for excluding the Proposal under Rule 14a-8(i)(7). Because the Proposal specifically calls for a report on "the estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years," it seeks an assessment of financial risks and benefits of particular aspects of GE's operations. The Staff previously has concurred that proposals addressing the financial consequences and benefits arising from business decisions and business operations does not raise a policy issue even if the business decisions or operations relate to an aspect of a company's operations that could implicate significant issues. For example, in *The Dow Chemical Company* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." Thus, regardless of whether a company's "relocation actions" could be viewed as raising a significant policy issue, because the Proposal addresses the financial risks and benefits of those business operations, it is excludable under Rule 14a-8(i)(7).

The Proponent's Response states that our claim "that the [P]roposal seeks overly detailed information, some of which purportedly invokes general business matters," does not serve as a basis to exclude the Proposal, because the Proponent believes "Shareholders have every right to review the type of information requested in the Impact Report." However, the Proponent's Response does not cite any precedent or basis for this assertion. The Staff has concurred that proposals seeking detailed disclosure (whether in Exchange Act filings or special reports) may be excluded under Rule 14a-8(i)(7). *See Johnson Controls, Inc.* (*avail.* October 26, 1999). For example, in *Capital Cities/ABC, Inc.* (*avail.* Apr. 4, 1991), a proposal asking the company to disclose detailed equal employment opportunity data and to describe its affirmative action program was found excludable on appeal to the full Commission. In reversing the Division's original finding, the Commission reasoned that the proposal involved detailed information about the company's workforce and employment practices, and thus related to matters of ordinary business and could be excluded. *See also Wal-Mart Stores, Inc.* (*avail.* Apr. 10, 1991) (permitting exclusion of a proposal seeking a detailed report on racial and gender composition of the company's workforce, affirmative action program and other similar programs). In *General Motors Corporation* (*avail.* Apr. 7, 2004) (*Recon.*) and *Ford Motor Company* (*avail.* Mar. 24, 2004), the Staff concurred that the companies could exclude proposals that required detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating and cooling.

Finally, we continue to believe that the Proposal's extensive requests for information leave key concepts undefined, thus making the Proposal excludable under Rule 14a-8(i)(3) because it is vague and indefinite and excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal. The simplistic example set forth in the Proponent's Response of job terminations and a plant closing in the United States followed by job creation in another country in fact demonstrates the absence of guidance in the Proposal. The example does not specify whether employees filling new positions created in another country must be performing the same tasks, serving the same customers or working for the same business segment as employees whose jobs may have been terminated in the United States, and moreover leaves unclear whether any of those factors are relevant in determining if a position has been "relocated." The assertion in the Proponent's Response that the Company "has discretion in implementing this precatory proposal" does not overcome the Proposal's lack of a clear standard or guidance on what constitutes "job relocation" (and, again, ignores the fact that the Proposal separately and distinctly calls for information on "job elimination").

Thus, for the reasons and in light of the established precedent discussed above and in our Initial Letter, we respectfully request the Staff to concur in our view that the Proposal is excludable under Rules 14a-8(i)(3), (i)(6) and (i)(7).

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. GE hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to GE only by facsimile. If we can be of assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller / EAI

Ronald O. Mueller

Enclosure

cc: Thomas J. Kim, General Electric Company
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada
Craig Rosenberg, ProxyVote Plus

70307768_2.DOC

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 10, 2004

4:30 RECEIVED SEC MAIL PROCESSING DEC 10 2004 WASH. D.C. 183 SECTION

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of United Association S&P 500 Index Fund*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from United Association S&P 500 Index Fund (the "Proponent"). The Proposal requests that GE prepare and issue a statement that provides information relating to, among other things, the elimination of jobs within the Company and specifies certain information that should be included in this report. The Proposal and related correspondence are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

THE PROPOSAL

The Proposal requests that GE "prepare and issue a Job Loss and Dislocation Impact Statement ('Impact Statement') that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions." The Proposal indicates that the Impact Statement should specifically address the following:

"1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management."

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our view that the Proposal may be excluded under:

I. Rule 14a-8(i)(7) because the Proposal deals with matters related to GE's ordinary business operations; and

II. Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is vague and indefinite.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to GE's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of shareowner proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareowner proposals. Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion and *termination of employees*" (*emphasis added*). The Commission stated that the other consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested report relates to ordinary business matters: specifically, management decisions regarding termination of employees and the evaluation of costs and risks from particular business activities.

A. The Proposal Involves Ordinary Business Matters Because It Relates to Employment Decisions and Employee Relations.

Among the things specifically to be addressed in the Impact Statement is "the elimination of jobs within the Company ... over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination and job relocation decisions are made." This and other aspects of the Proposal implicate the type of fundamental and complex matters that are not proper for shareowner proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) concurring that proposals addressing employment decisions and employee relations, including the termination of employees, constitute ordinary business matters.

Most recently, in *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal requested that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employment decisions and employee relations." The *IBM* letter is only the most recent in a long line of letters where the Staff has concurred that Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) allows for the exclusion of proposals relating to the elimination of jobs. For example, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred with the exclusion of a proposal that requested the establishment of a "Shareholder Value Committee," the purpose of which was to suggest "mechanisms" to increase shareholder value. Under this proposal, one such "mechanism" was "possible reductions in staff." In its response, the Staff noted that the "possible staff reductions" mechanism and another specified example provided in the proposal related to ordinary business operations and thus agreed with exclusion of the proposal. Similarly, in *Merck & Co., Inc.* (avail. Feb. 9, 2001), the Staff concurred that the company could exclude a proposal requesting that the company, among other things, dismiss certain senior members of the company's scientific staff. The Staff concurred that the proposal implicated ordinary business matters because it related to "the decision to dismiss employees." *See also Mobil Corporation* (avail. Jan. 26, 1993) (Staff concurred that a proposal requesting that the company adopt various policies relating to its downsizing activities could be excluded as ordinary business because it related to the management of the workplace and general compensation issues); *United Technologies Company* (avail. Feb. 19, 1993) (Staff concurred that a proposal related to employee hiring and firing could be excluded as ordinary business); *Ford Motor Company* (avail. Mar. 5, 1975) (Staff concurred that a proposal requesting that company layoffs "not be exclusive to the lower echelon" could be excluded as ordinary business).

As with each of the precedent cited above, the Proposal addresses job elimination measures since it requests that the Impact Statement address "the elimination of jobs within the Company ... over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination ... decisions are made." Thus, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on the Costs of Ordinary Company Operations.

The Proposal also states that the Impact Statement should specifically address "the estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years." This element of the Proposal does not address any significant policy issue, but instead implicates only the financial consequences, risks and benefits arising from GE's workforce decisions. The Supporting Statement explicitly acknowledges that this is the intent of the Proposal, stating, "[w]e seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions."

It is well established that a proposal seeking detailed information on a company's assessment of financial risks and benefits of particular aspects of the company's operations does not raise a policy issue and instead delves into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Company* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that it related to an evaluation of risks and liabilities. Similarly, in *American International Group, Inc.* (avail. Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board to review and report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits. In both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), the Staff concurred with the exclusion of shareowner proposals that requested a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases] and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." *See also The Mead Corporation* (avail. Jan. 31, 2001) (excluding proposal related to a request for an economic or financial report of the company's environmental risks); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding proposal related to a request for a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years). In each of these precedents, the Staff has concurred that proposals were excludable under Rule 14a-8(i)(7) when they related to the evaluation of economic risks and benefits. Because the Proposal here calls for a report on the costs and benefits of a particular action—job elimination or relocation actions taken by GE over the past five years—it too is excludable under Rule 14a-8(i)(7).

C. *Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That it Distinctly Addresses Ordinary Business Matters.*

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). We recognize that the Staff has concluded that certain employment-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareowner value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, while we are aware that the Staff has, in some instances, determined that proposals addressing the offshore relocation of jobs are not excludable under Rule 14a-8(i)(7), *see General Electric Company* (avail. Feb. 3, 2004) and *Sprint Corp.* (avail. Feb. 5, 2004), we do not believe that it is necessary to consider whether that aspect of the Proposal (*i.e.*, paragraph 2 in the itemized description of the Impact Statement) raises a significant policy issue, because the Proposal here also addresses the ordinary business issue of job loss or job elimination as a distinct and separate element. For example, the first paragraph of the resolution describes the proposed Impact Statement as providing information "relating to the elimination of jobs within the Company *and/or* the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts *or* offshore relocation actions" (emphasis supplied). Likewise, the itemized description of the Impact Statement in the Proposal addresses job loss as a separate event from job relocation, and calls for information on each.[1] Thus, regardless of whether the part of the Proposal addressing relocation of jobs to foreign countries is considered to implicate a significant policy issue, under well-established precedent, the entire proposal may be excluded because—as analyzed above—it also addresses ordinary business matters under Rule 14a-8(i)(7). In this respect, the recent *IBM* letter again is directly on point. As noted above, in *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal addressing both job loss and the possible transfer of work to "lower wage countries" was deemed excludable because the issue of job loss relates to ordinary business matters within the scope of Rule 14a-8(i)(7).

---

1 For example, the Proposal requests that the Impact Statement address "[t]he total number of jobs and the type of jobs eliminated in the past five years *or* relocated to foreign countries in the past five years" and "[t]he estimated or anticipated cost savings associated with the job elimination *or* relocation actions taken by the company over the past five years" (*emphasis added*).

Likewise, the fact that one of the items that the Proposal requests GE to report on relates to executive compensation[2] does not remove the Proposal from the scope of Rule 14a-8(i)(7). The Staff consistently has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal also addresses ordinary business matters. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors take into account increases in the percentage of employees covered by the company's medical health insurance plan in determining senior executive compensation. In agreeing with exclusion of the proposal, the Staff noted "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Associated Estates Realty Corporation* (avail. Jan. 10, 2000) (permitting the exclusion of a proposal regarding CEO compensation and the institution of a "business plan" that would include the "disposition of non-core businesses and assets," which the Staff concurred related, in part, to ordinary business operations (e.g., the disposition of non-core businesses and assets)). As discussed above, this prong of the Proposal does not affect the fact that the Proposal fundamentally addresses job loss and job termination decisions and that another prong of the Proposal addresses an assessment of economic costs and benefits. *See E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items implicated ordinary business matters).

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding employment decisions and employee relations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

II. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

---

2 The Proposal provides that the Impact Statement should address "[t]he effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management."

The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

In requesting information regarding the "elimination of jobs within the Company," the Proposal is inherently vague and indefinite as to whether it is referring to *individual employee* termination decisions, even if another person is thereafter hired to fill the terminated employee's position, or whether it is concerned with the elimination of job *positions* (*i.e.*, downsizing). The extent of work that would be required to implement the Proposal, the content of the Impact Statement, and any information that could be drawn from the Impact Statement, would vary widely depending on how the topic "the elimination of jobs" is interpreted. Because shareowners voting on the Proposal may have different interpretations in mind and because GE would not know what actions would be necessary to implement the Proposal, this fundamental ambiguity makes the Proposal excludable under Rule 14a-8(i)(3).

In addition, the Proposal is vague and indefinite with respect to its reference to "U.S.-based jobs." As GE is a global company selling products and services around the world, the concept of a "U.S.-based job" has no clear meaning, because the Proposal does not indicate how to determine where a job is "based." For example, the determination could depend upon where consumers of a product are located, where management of a line of business resides, or even where a line of business was first conceived. Alternatively, the term could refer to a position that at some time (but the Proposal does not indicate whether that time is the present, five years ago, or any moment within the past five years) was filled by a person resident in the United States (regardless of that employee's citizenship), or by a citizen of the United States (regardless of where that person was residing). At an extreme, because the ultimate parent company of the entity that employs all of GE's employees is incorporated and managed from the United States, all GE employees could be considered to have U.S.-based jobs. In short, the Proposal is entirely unclear as to what types of jobs would be the subject of the Impact Statement. The concept of "U.S.-based jobs" is integral to the Proposal, and, as such, its ambiguity results in the Proposal being inherently vague and indefinite.

On prior occasions, the Staff has permitted companies to exclude proposals requesting a report when the proposal failed to include any description of the substantive standards to be used in assembling the report. *See, e.g., Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting that management "prepare a report based upon the Global Reporting Initiative" and that did not contain any definition or description of the Global Reporting Initiative was excludable under Rule 14a-8(i)(3)); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" and that did not contain any description of the substantive provisions of the Glass Ceiling Report was excluded as vague and indefinite under Rule 14a-8(i)(3)). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). Given the ambiguities in the Proposal discussed above, both shareowners voting for the Proposal as well as GE would be unclear as to what information would be covered by the Impact Statement. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable, or, alternatively, must be revised, under Rule 14a-8(i)(3).

The Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992). As noted above, the Proposal is so vague in its reference to key elements of the report that it would require GE to produce that it would impossible for GE to implement it. Because it would be impossible for GE to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller EAI

ROM/deh

Enclosure

cc: Thomas J. Kim, General Electric Company
Sean O'Ryan, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada

70303391_3.DOC

EXHIBIT A

PROXYVOTE PLUS, LLC

2 NORTHFIELD PLAZA • NORTHFIELD, IL 60093
(847) 501-4035 • F (847) 501-2942

Tom Kim
B. Tesl

FACSIMILE TRANSMITTAL SHEET

TO: Mr. Benjamin W. Heineman, Jr.	FROM: Craig Rosenberg
COMPANY:	DATE: 11/09/2004
FAX NUMBER: 203-373-3922	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Shareholder Proposal	CC:

☐ URGENT ☐ FOR REVIEW ☑ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

PROXYVOTE PLUS

November 9, 2004

VIA FACSIMILE: 203-373-3922

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Co.
3135 Easton Turnpike
Fairfield, Ct 06828

Re: Shareholder Proposal

Dear Mr. Heineman:

ProxyVote Plus has been retained to advise the United Association S&P 500 Index Fund on corporate governance matters. On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the General Electric Co. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan. Thank you.

Sincerely,

Craig Rosenberg

cc: Mr. Sean O'Ryan, United Association
William Zitelli, Esq. UA S&P 500 Fund

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

Job Loss and Dislocation Impact Statement Proposal

Resolved: That the shareholders of General Electric ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement: We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of

thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.

National City.

National City Bank
Taft-Hartley Services
1900 East Ninth Street
25th Floor
Cleveland, Ohio 44114
Fax (216) 222-9841

(19)

November 12, 2004

VIA FACSIMILE: 203-373-3922

Mr. Benjamin W. Heineman, Jr.
Secretary
General Electric Co.
3135 Easton Turnpike
Fairfield, Ct 06828

Re: Shareholder Proposal

Dear Mr. Heineman:

National City Bank is the record holder for 837,060 shares of General Electric Co. ("Company") common stock held for the benefit of the United Association S&P 500 Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at (216)-222-9587.

Sincerely,

Mr. Gary Cantrell
Vice President, Taft Hartley Services

cc. Mr. William Zitelli
Mr. Sean O'Ryan
Mr. Craig Rosenberg

Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

November 16, 2004

By Federal Express
ProxyVote Plus
Mr. Craig Rosenberg
Two Northfield Plaza
Northfield, IL 60093

Re: Shareowner Proposal

Dear Mr. Rosenberg:

We received your November 9, 2004 letter on November 9, 2004.

Your letter does not contain any indication from the United Association S&P 500 Index Fund (the "Fund") that it has authorized ProxyVote Plus to submit the shareowner proposal on its behalf. Consequently, we are unable to establish that the proposal has been submitted by a shareowner of GE. Please provide us with a written statement from the Fund that it has authorized you to submit the shareowner proposal on its behalf.

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that the shareowner must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date it submits the proposal. We are sending you this letter to notify you that we have not received the Fund's required proof of ownership.

To remedy this defect, you must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof may be in the form of:

- a written statement from the "record" holder of the shares (usually the broker or a bank) verifying that, at the time the shareowner submitted this proposal, the shareowner continuously held the shares for at least one year; or

- if the shareowner has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the shareowner's ownership level and the shareowner's written statement that it has continuously held the required number of shares for the one-year period.

Under the SEC's rules, your or Mr. O'Ryan's response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 16, 2004 by Federal Express.

Thank you.

Very truly yours,

Thomas J. Kim

Enclosure
Cc w/ encl:

United Association of Journeymen and Apprentices
of the Plumbing and Pipe Fitting Industry
of the United States and Canada
Attn: Mr. Sean O'Ryan
901 Massachusetts Ave., N.W.
Washington, D.C. 20001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal requests that GE issue a statement that provides information relating to the elimination of jobs within GE and/or the relocation of U.S.-based jobs by GE to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Rebekah J. Toton
Attorney-Advisor